[Reference Translation]
May 11, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Toyota’s Future Production as of May 11, 2011

Based on current expected part procurement, Toyota Motor Corporation (TMC) provides notice, as below, regarding the current expectation for its future production.

1. Timeline for production recovery
•	Production is expected to normalize in stages, starting in June, on global basis, rather than starting in July in Japan and in August outside Japan as announced on April 22, 2011.

2. Expectation for production in near future
•	Production until June 3, 2011 still remains the same as announced through April 22, 2011.
•	Production is, depending on the region and the vehicle model, expected to be carried out at approximately 70% of normal in June, on global basis.

TMC is carefully monitoring the situation in each region and for each vehicle model and is every day working its hardest to identify every way to restore production as much as possible.  However, it is possible that during this period of adjustment in production, reduced production levels may have a significant impact on TMC’s business results.
The estimates above concerning TMC’s future production are based on TMC’s judgment and assumptions based on current circumstances and information currently available to TMC, and may differ from TMC’s actual production situation in the future.

If there are any new developments concerning these matters, TMC will display the new information on its homepage and make additional disclosures as appropriate.